November 19, 2012
Mr. Terence O'Brien
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mailstop 4628
Washington, D.C. 20549

Re:	Legg Mason, Inc.
Form 10-K for the Year Ended March 31, 2012
Filed May 25, 2012
Response dated October 11, 2012
File No. 001-8529
Dear Mr. O'Brien:
We are in receipt of your comment letter dated October 29, 2012, and respond below to the comments as requested.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Executive Overview, page 23

Comment 1:
We note your disclosure that your revenues are dependent upon the level of AUM and fee rates in addition to your response to comment 7 in your letter dated October 11, 2012. Considering the significance of your fee rate structure, please provide investors with an understanding of the general range of fee rates associated with your various distribution channels, investment strategies, affiliates, et cetera. Please ensure that you provide investors with a link to your various AUM disclosures. Please provide us with the disclosures you intend to include in future filings.

Response:
Beginning with our September 30, 2012 Form 10-Q filing, we have supplemented our disclosures of AUM by asset class and distribution channel to include the weighted average of fee rates associated with each class of AUM and distribution channel, associated with our various affiliates, as follows:

For the three months ended September 30, 2012, our overall effective fee rate across all asset classes and distribution channels was 34 basis points. Fees for managing equity assets are generally higher, averaging approximately 75 basis points, as compared to fees for managing fixed income assets, which average approximately 25 basis points, and liquidity assets, which average under 10 basis points (reflecting the impact of current advisory fee waivers due to the low interest rate environment). Equity assets are primarily managed by ClearBridge, Royce, Batterymarch, Permal Group, Ltd. ("Permal") and Brandywine, with fixed income assets primarily managed by Western Asset and Brandywine, and liquidity assets managed by Western Asset. Fee rates for assets distributed through Legg Mason Global Distribution, which are predominately retail in nature, average approximately 50 basis points, while fees rates for assets distributed through the Other channel average approximately 20 basis points.

Business Environment and Results of Operations, page 24

Comment 2:
In future filings, please quantify the operating costs incurred at the affiliate level versus the operating costs incurred at the corporate level. Considering the significance of your revenue sharing agreements to your business and your cash flows supporting your indefinite-lived intangible assets and goodwill, this disclosure would provide investors with useful information to assess the recoverability of these material assets.

Response:
Beginning with our September 30, 2012 Form 10-Q filing, we have supplemented our disclosures of periodic operating results specific to operating expenses to indicate the percentage of total operating expenses incurred at the affiliate and parent levels, as follows.

Total operating expenses for the three months ended September 30, 2012, were $560.6 million, a decrease of 0.4% from $563.0 million in the prior year quarter. Operating expenses for the three months ended September 30, 2012 incurred at the affiliate level were 70% of total operating expenses. The remaining operating expenses consisted of corporate and distribution costs.

Similar text and related amounts accompany disclosures of year-to-date operating results.

Critical Accounting Policies and Estimates, page 46
Goodwill, page 52

Comment 3:
We note your response within comment 2 regarding the assets and liabilities you have assigned to your one reporting unit. As you have identified only one operating segment and only one reporting unit, we believe it is difficult to assert that your corporate assets or liabilities were not involved with your one reporting unit's operations. As such, please provide us with an analysis of your consideration of the guidance in ASC 350-20-35-39 for each excluded asset and liability. Please explain to us how you concluded that a market participant would not evaluate Legg Mason as a whole in light of the fact that all of the entities included in the market approach involve EBITDA multiples paid in corporate change of control transactions, which is at the holding company entity level.

Response:
We believe our conclusion to exclude the corporate assets and liabilities discussed below from our December 31, 2011 carrying value estimate is supportable, but we acknowledge that this is a judgmental area of the guidance and available literature, and in consideration of your comments, we will include the majority of these assets and liabilities in future assessments of our reporting unit and related goodwill impairment testing. We continue to maintain that a likely acquirer would realize the greatest economic value through a taxable transaction, as discussed below, and therefore the NOL benefit would not carryfoward to the buyer. Therefore, we believe it appropriate to continue to exclude this portion of the deferred tax asset from our reporting unit carrying value.

ASC 350-20-35-39 states assets or liabilities that an entity considers part of its corporate assets or liabilities shall be assigned to a reporting unit if both of the following criteria are met.

•	The asset will be employed in or the liability relates to the operations of a reporting unit

•	The asset or liability will be considered in determining the fair value of the reporting unit

We acknowledge the concept of “full allocation” for those entities with a single reporting unit as well as one operating segment. Further, our auditor's guide on business combination accounting notes that “for entities that are narrowly focused in their operations and identify one operating segment and one reporting unit, it would be difficult to assert that any corporate assets or liabilities were not involved with the single reporting unit's operations.” However, we believe our business model, driven by our advisory affiliate operations, along with our corporate level administration and distribution functions, which are not part of our defined reporting unit, support the exclusion of certain of these assets and liabilities.

Our consolidated carrying value as of December 31, 2011, was $5.6 billion. The following items were excluded from our reporting unit carrying value (in billions):

Seed capital	$0.5
Net debt	(0.2)
Net deferred tax assets (NOL related and other)	0.6
Other net assets/liabilities	0.1
Total	$1.0

We have believed it appropriate to exclude certain assets and liabilities that are driven by activities which are handled at the parent level, outside of the reporting unit.  These include activities which we describe as both corporate and distribution.  Corporate activities include administrative activities related to operating the holding company and being a public registrant, as well as capital and financing activities for the company.  Distribution includes all of the activities of our centralized retail sales operations.  Accordingly, there are certain assets and liabilities, including seed capital and net debt that relate to these activities and were therefore not included in the carrying value of the reporting unit as of December 31, 2011.  The reporting unit consists of our investment management operations, which are conducted through a variety of affiliates with investment autonomy.  The parent activities also form the basis of the reconciliation of our reporting unit to our single operating segment.

Net deferred tax assets at December 31, 2011, are comprised of approximately $340 million of NOL value, with the balance being temporary differences, principally related to compensation at both the corporate and affiliate levels. We believe that a likely market participant acquiring our Global Asset Management reporting unit would pursue a taxable asset transaction in order to generate future tax benefits under IRC §197 via amortization of a significant portion of its purchase price allocable to goodwill or other intangibles. Asset management transactions typically result in the allocation of substantial portions of the purchase price to goodwill and intangibles. The future tax benefits from amortization of a substantial portion of the purchase price would well exceed any NOL benefit that could transfer in a non-taxable transaction, notwithstanding the transferred NOL being subject to limitations under IRC § 382. Accordingly, we believe the greatest economic benefit would be derived from a taxable transaction.

A taxable transaction could be structured either as an actual asset sale or as a share sale treated as a deemed asset sale under §338(h)(10).  If the parties elect to have the transaction governed by IRC §338(h)(10), Legg Mason would contribute the assets and liabilities to a new target entity and sell shares of the target to the buyer. Legg Mason would not recognize gain or loss on sale of the new target entity stock, but the target would recognize gain or loss and create tax liability as if it had actually sold all its assets to the buyer while still a member of the Legg Mason consolidated federal tax group. Thus, Legg Mason NOLs would not transfer to the buyer, but would be utilized to offset any gain generated in this transaction. The remaining NOL benefit, if any, would remain within the Legg Mason consolidated group.

Accordingly, we believe it appropriate to exclude any NOL benefit from the reporting unit carrying value. Had we included the remaining non-NOL deferred tax amounts in our prior goodwill impairment testing, the portion relating to affiliates would not have impacted our conclusion on the overall analysis.

Had we adjusted the carrying value for all the excluded assets and liabilities, other than for the deferred tax assets related to NOL carryforwards, resulting in a hypothetical carrying value of approximately $5.2 billion, we still would have passed the step 1 goodwill impairment test. We also confirm that while we performed our step 1 goodwill impairment test as of December 31, 2011, at our defined reporting unit level carrying amount of $4.6 billion, we also performed the test at the full consolidated level of $5.6 billion, including all assets and liabilities, as of the same date, compared to our consolidated entity's estimated fair value of $5.7 billion. Under both scenarios, no further impairment consideration was necessary.

In conclusion, while we believe we have well-founded positions in excluding certain assets and liabilities from the carrying value of our reporting unit, in our future goodwill impairment testing, we will include all of our consolidated assets and liabilities in our reporting unit carrying value, except for the deferred tax asset related to NOL carryforwards, for the reasons discussed above.

Also, for further clarification, we have not concluded that a market participant would not evaluate Legg Mason as a whole. While we had believed that it is appropriate to exclude certain assets and liabilities from the reporting unit value, we believe that market participants do and would evaluate Legg Mason as a consolidated entity. This is consistent with the market approach

EBITDA valuation that considers multiples paid in corporate change of control transactions at the consolidated entity level. However, because our historical reporting unit fair value DCF calculation excluded certain corporate functions, there were reconciling items when comparing these reporting unit valuations to valuations of the consolidated entity.

In consideration of your comments and our future revision to the composition of our reporting unit carrying value acknowledged above, we will also adjust our methodology going forward to assess the fair value of our reporting unit at the entity level, consistent with the adjusted carrying value of our reporting unit. Although we believe our prior rationale and methodology for our reporting unit valuation was appropriate and consistent with how we defined our reporting unit, adjustment to the reporting unit carrying value provides additional support for also assessing the fair value of the reporting unit at the entity level.

The new methodology will continue to assess our reporting unit value under a DCF approach. However, because substantially all assets and liabilities of our consolidated entity will be part of the reporting unit, corporate costs previously excluded from the DCF value will be included in the DCF analysis. Additionally, because our reporting unit will include substantially all assets and liabilities of our consolidated entity, an EBITDA multiple approach result will be more readily comparable to the DCF approach result, and can readily be weighted, as appropriate, with the DCF result to determine the reporting unit fair value, for comparison against the revised reporting unit carrying value in our step 1 goodwill impairment testing. This will also mitigate any concern over the level at which we assess an implied control premium.

We continue to believe our step 1 goodwill analysis at December 31, 2011, was appropriate and materially accurate, and as previously stated, we have already determined we passed step 1 of our goodwill impairment analysis at December 31, 2011 at the consolidated entity level, which includes all other assets and liabilities.

Comment 4:
We note your response within comment 1 regarding the methodology you used for your December 31, 2011 goodwill impairment tests to calculate your market capitalization. While we understand your position that your market capitalization as of December 31, 2011, reflects a low stock price on that day, we do not agree that it was appropriate to apply an average of closing stock prices for a 60-day period to a simple average number of shares outstanding as of December 31, 2010 and October 31, 2011, two very different periods. Please revise your calculation of market capitalization using stock closing prices and outstanding shares for the same period. For example, please consider using an average of your market capitalization for a given period (e.g. 60 days). Please provide us with your revised calculation and corresponding assessment of your control premium.

Response:
We agree to revise our calculation of market capitalization, when more than one day's share price is relevant to our market capitalization, to use the average of the actual daily market capitalization (share price times shares outstanding on that day) for each day in the applicable period. Following this approach, our calculation of market capitalization for the period, October 31, 2011 through December 30, 2011, is demonstrated on the Attachment.

We note the resulting market capitalization of $3.5 billion is not materially different from our initial calculation that used a simple average of shares outstanding at December 31, 2010 and October 31, 2011, and produced a market capitalization of $3.6 billion. Further, we believe the factors noted in our prior response letter dated October 11, 2012, for comment 1, provided appropriate support for our method of calculation, which was also accepted by our independent third party valuation consultants. However, as noted above, we agree to perform our calculated market capitalization using stock closing prices and outstanding shares for the same period.

Our assessment of the corresponding control premium is discussed in our response to Comment 5 below, under the header “Legg Mason's Implied Control Premium.”

Comment 5:
We note from your response within comment 1 that your implied control premium as of December 31, 2011, is higher than your initial implied control premium calculated as of October 31, 2011, and that both implied control premiums exceed the observed relevant market control premiums ranging from 23% to 79% with averages of 46% from 28 relevant transactions in the Banking and Finance and Brokerage, Investment and Management Consulting industry and 47% from 18 relevant transactions in the Banking and Finance industry. Please confirm to us that all of the acquired entities apart of the relevant transactions are similar/comparable to your business. Since your implied control premium is outside of the top of the range of control premiums based on observed relevant market control premiums, please provide us with a more comprehensive understanding of the supporting evidence you considered when concluding that you would be able to command the higher control premium from market participants. As part of your response, please describe for us what the control premium means.

Response:
As noted above in our response to Comment 3, we will adjust our methodology going forward and assess the fair value of our reporting unit at the entity level, consistent with the adjusted carrying value of our reporting unit. We believe the new methodology relating to the level at which we determine our reporting unit fair value mitigates the impact of questions relating to the determination of our reporting unit fair value in the future. However, to be responsive to your comment, we provide the following explanations.

Our response below also addresses the following items noted in our discussions with you on November 13, 2012:

•	Applicability of our EBITDA multiple value to our reporting unit fair value

•	Reasonableness of our EBITDA multiple and DCF results

•	Rationalization for weighted average of the EBITDA multiple and DCF results

Confirmation of relevant transactions for considering control premiums
We confirm that the transactions we have cited are relevant as a comparison to the business of Legg Mason for the purpose of assessing reasonable control premium values. Transactions involving publicly traded asset management companies are limited. Our valuation consultant and an independent investment bank were able to identify 16 transactions involving acquisitions of public asset managers dating back to 1999. These 16 asset management related transactions had control premiums ranging from 20% to 154%, with an average of 57%. The five of these transactions that occurred over the past 3 years, involved control premiums ranging from 26% to

95%, with an average of 62%. Because of the limited number of transactions in recent years involving publicly traded asset managers, we expanded our scope as part of our original analysis, to include more data points and thus generate more confidence in the range of control premiums.

To expand our scope, we included transactions in the “Banking and Finance” industry as well as “Brokerage, Investment and Management Consulting” industry as comparable. We felt these comparisons were appropriate as they are financial services firms that often trade and transact on a multiple of EBITDA, similar to asset managers, and many involved a holding company structure similar to ours. Additionally, as we have noted above, from time to time we also review asset manager transaction premium values, and find their values do not vary meaningfully from control premiums in other industries, specifically Banking and Finance, and Brokerage, Investment and Management Consulting.

Below is a summary of observed control premiums:

	# of Transactions	Min	Mean	Max
Banking and Finance - 2010 transactions
Full Population	28	1%	57%	224%
1/3 of High/Low Excluded	18	24%	47%	79%

Brokerage, Investment & Mgmt Consult. - 2010 transactions
Full Population	16	9%	55%	176%
1/3 of High/Low Excluded	10	24%	44%	75%

Combined - Banking and Finance and Brokerage,
Investment & Mgmt Consult. - 2010 transactions
Full Population	44	1%	56%	224%
1/3 of High/Low Excluded	28	24%	46%	79%

Investment Management - 1999 through 2010	16	20%	57%	154%

Applicability of our EBITDA multiple value to our reporting unit fair value
As noted in our prior comment letter dated September 17, 2012, comment 3, Attachment 4, page 1, we did not include the market approach result when performing our goodwill impairment testing of the reporting unit because our market approach result, which estimated the value of Legg Mason as a whole, was not readily comparable to the fair value of the reporting unit, as previously defined. The market approach involves taking EBITDA multiples paid in corporate change of control transactions and applying them to the company's EBITDA to estimate the value of the entity. The market approach estimation was at the holding company entity level. In contrast, the income test was used to measure the value at the Global Asset Management reporting unit. As noted previously, the holding company entity level included corporate costs and overhead which were not part of the reporting unit, as previously defined. These costs include costs associated with executive management, finance, human resources, legal and compliance, internal audit and other central corporate functions. The outcome of the market approach test was an estimate of value for the entire holding company entity, including these additional costs, and thus was not comparable to the value of the reporting unit determined under the income method, which excluded these costs. In order to adjust the entity value estimated under the market approach to make it comparable to the reporting unit value estimated under the income approach, we would have had to adjust each transaction value included in the market approach calculation, at a minimum, to remove the comparable corporate costs. These adjustments would be difficult to assess, largely be arbitrary, and based on non-observable inputs.

Reasonableness of our EBITDA multiple and DCF results
In order to fully assess the value of our consolidated entity as of December 31, 2011, we also utilized a guideline transaction (GLT) valuation approach based on multiples of EBITDA. Transactions within the asset management industry are more often than not, valued as a multiple of EBITDA. We derived our GLT value using a multiple to EBITDA (see details in our comment response letter dated August 20, 2012, comment 2, Attachment 1).
Compared to the results of the DCF approach, adjusted for corporate costs and net debt, the EBIDTA multiple approach result varied by approximately 30%. Contrasts in value of this nature are not uncommon given the complexity of the valuation process and the application of professional judgment at various points in the process. In addition, the sensitivity of assumptions generally results in a range of values under each approach depending on the assumptions chosen. In order to reconcile the difference in value between our approaches, we considered the potential reasons for the difference and if adjustments to assumptions under either approach were necessary given the difference in value. Given our understanding that the results of each approach could yield a range of reasonable values that in some cases approached each other, we determined that the difference in value between the two approaches could be explained by the sensitivity of the assumptions and judgments we made, and thus was reasonable.

Rationalization for weighted average of the EBITDA multiple and DCF results
As a result of the process described above, we had two estimates of the value of the entire Legg Mason entity. Both of these Legg Mason entity values were comparable to the company's market capitalization, except for a control premium, which is not included in the market capitalization. As discussed below, the use of both of these approaches is acceptable for financial reporting purposes. The market-based approach value was given a 75% weighting, and the income approach valuation was given a 25% weighting. In the interest of appropriately considering observable market inputs, we ascribed more weight to the results of the market approach. In assessing this weighting, Legg Mason considered the relative subjectivity of the inputs in both methods, taking into account the degree of comparability between the entity and the similar transactions. In particular:

•	Both methods (income and market approach) were deemed appropriate and provided reasonable results.

•	The inputs used in the market approach (transaction prices for similar entities) require relatively fewer and less subjective adjustments than the inputs used in the income approach.

•
Certain inputs used in the income approach (near-year flow assumptions for certain affiliates - see comment letter response dated September 17, 2012, comment 3) were towards the higher end of a reasonable range for such inputs.

ASC 820 also acknowledges that the income approach and the market approach are commonly used valuation methods used by market participants to estimate the fair value of a business enterprise.

The use of multiple valuation techniques is consistent with the way market participants value businesses and business interests. Accordingly, the use of multiple valuation techniques is consistent with generally accepted valuation practices, and the selected approaches and the weighting used were appropriate in the circumstances. We also believe that under our new methodology, the DCF and EBITDA multiple approaches will be more comparable on a theoretical basis, supporting more equal weighting.

Legg Mason's Implied Control Premium
You have requested additional supporting evidence that was considered for concluding that Legg Mason would be able to command a higher control premium from market participants. However, it would appear that this request is based on an implied control premium based on a comparison of the market capitalization against the DCF value alone. As indicated in our response to comment 1 in our letter dated October 11, 2012, we do not feel that this is the most appropriate comparison. We believe that standard valuation practice would not ignore other available and readily applicable indicators of value (such as our market approach using an EBITDA multiple) when reconciling a valuation result (such as the DCF result adjusted for appropriate items such as corporate costs and net debt) to another indicator of value (such as market capitalization).

We performed this assessment of the DCF result to the market capitalization only as a reasonableness test by deducting the net present value of corporate costs and interest bearing debt (net of cash) from the DCF approach (in isolation), since these items are theoretically contemplated in the Company's market capitalization, and then comparing this value to the market capitalization. Using the market capitalization method agreed to above in Comment 4, our adjusted DCF of $7.3 billion results in a control premium of 107%, when compared to a market capitalization of $3.5 billion at December 31, 2011. While this control premium is higher than our restricted range of observations, it is within our full range of observations, and is therefore not unreasonable. Again, we do not believe the adjusted DCF result in isolation is reflective of our consolidated entity value.

The weighted average of the results of our DCF and GLT valuation approaches utilized to determine the implied value of the reporting unit was $5.7 billion. The implied control premium based on this analysis, utilizing the market capitalization method agreed to above in our response to Comment 4, is 61%, and is well within the range of relevant observed control premium values.

As requested, we also explain below what the control premium means and how we justify our implied premium. A control premium is “an amount (expressed in either dollar or percentage form) by which the pro rata value of a controlling interest exceeds the pro rata value of a non-controlling interest in a business enterprise, that reflects the power of control.” Specific to your request for support as to why we feel we would be able to command a higher control premium from market participants, we believe our implied control premium is within the range of observed values, albeit higher than the average. As noted above in our response to Comment 3, there are many corporate related activities that are outside of our defined reporting unit and certain corporate distribution activities within our reporting unit. We believe an acquirer would find these activities redundant and wind them down, leading to acquisition synergies and thus a higher expected control premium for Legg Mason.

Additionally, we also note acquisitions of asset managers are typically private transactions, or involve only portions of a public company, such that any quantification of control premium from these transactions is not possible. Asset manager transactions are typically valued on EBITDA multiples. For purposes of this response, an investment bank provided asset management related merger and acquisition transactions for deals with transaction values greater than $1 billion, dating back to 2000, including both public and private deals. The median and mean EBITDA multiple for these 20 transactions was 12x, with little change over the time period. Deals are consistently priced in this range of 8x to 13x EBITDA. For these reasons, assessments of control premiums in the asset management industry are difficult and often just a mathematical result of the transaction and the current stock price observed in the market. Also, as discussed in comment 1 of our letter dated October 11, 2012, we believed our stock price was undervalued, further driving a perceived increase in control premium. We further note transactions of businesses having asset management operations with control premiums of 95% (Affiliated Managers Group, Inc. acquisition of Highbury Financial, Inc.) and 91% (Stifel Financial Corp. acquisition of Thomas Weisel Partners Group, Inc.) in the past two years.

Comment 6:
In future filings, please expand your disclosures regarding your testing of the domestic mutual fund contracts asset for impairment to address the following:

•	The portion of AUM from the domestic mutual fund contracts that support the corresponding asset.

•
A more comprehensive explanation regarding your process of estimating the discounted cash flows and developing reasonable assumptions with reference to your response to comment 1 in your letter dated September 17, 2012.

•	An explanation as to how your cash flow models have fully considered the risks associated with achieving your estimated cash flow growth rates.

•
A discussion about assumptions and estimates that diverge from your historical results/trends, why you believe these assumptions and estimates are reasonable, and what specific facts and circumstances are reasonably possible of occurring that would result in actual results materially differing from your estimates and potentially lead to a material impairment charge.

Please provide us with the disclosures you intend to include in future filings.

Response:
Beginning with our September 30, 2012 Form 10-Q filing, we have supplemented our disclosures regarding our testing of the domestic mutual fund contracts asset for impairment as follows, with edits from our existing March 31, 2012 Form 10-K noted in italics.

Indefinite-Life Intangible Assets
For intangible assets with lives that are indeterminable or indefinite, fair value is determined from a market participant's perspective based on projected discounted cash flows, taking into account the values market participants would pay in a taxable transaction to acquire the respective assets. We have two primary types of indefinite-life intangible assets: proprietary fund contracts and, to a lesser extent, trade names.

We determine the fair value of our intangible assets based upon discounted projected cash flows, which take into consideration estimates of future fees, profit margins, growth rates and discount rates. An asset is determined to be impaired if the current implied fair value is less than the recorded carrying value of the asset. The determination of the fair values of our indefinite-life intangible assets is highly dependent on these estimates and changes in these inputs could result in a material impairment of the related carrying values. If an asset is impaired, the difference between the current implied fair value and the carrying value of the asset reflected on the financial statements is recognized as an expense in the period in which the impairment is determined to exist.

Contracts that are managed and operated as a single unit, such as contracts within the same family of funds, are reviewed in aggregate and are considered interchangeable because investors can transfer between funds with limited restrictions. Similarly, cash flows generated by new funds added to the fund group are included when determining the fair value of the intangible asset.

The domestic mutual fund contracts acquired in the Citigroup Asset Management (“CAM”) transaction of $2,502 million, accounts for approximately 65% of our indefinite-life intangible assets. As of December 31, 2011, approximately $125 billion of AUM are associated with this asset, and are managed primarily by ClearBridge and Western Asset. For our December 31, 2011, annual impairment test, cash flows from the domestic mutual fund contracts were assumed to have annual growth rates that average approximately 7%, and were discounted at a rate of 13%.

Projected cash flows are based on annualized cash flows for the applicable contracts projected forward 40 years, assuming annual cash flow growth from estimated net client flows and projected market performance. To estimate the projected cash flows, projected growth rates by affiliate are used to project their assets under management. Cash flow growth rates consider estimates of both AUM flows and market expectations by asset class (equity, fixed income and liquidity) and by investment manager based upon, among other things, historical experience and expectations of future market performance from internal and external sources.

Based on projected AUM by affiliate and asset class, affiliate advisory fee rates are applied to determine projected revenues. The domestic mutual fund contracts projected revenues are applied to a weighted-average margin for the applicable affiliates that manage the AUM. These margins are based on arrangements currently in place at each affiliate. Projected operating income is further reduced by an appropriate tax rate to calculate the projected cash flows. For the first three years, these growth projections come from management's internal planning process. Beyond year three, the estimates migrate towards market statistics, as appropriate for each affiliate and asset class, through year 20. The resulting cash flow growth rate for year 20 is held constant and used to further project cash flows through year 40.

We believe our growth assumptions are reasonable given our consideration of multiple inputs, including the internal and external sources described above, although our assumptions are subject to change based on fluctuations in our actual results and market conditions. Our assumptions are also subject to change due to, among other factors, poor investment performance by one or more of our advisory affiliates, the withdrawal of AUM by clients, changes in business climate, adverse regulatory actions, or loss of key personnel. We consider these risks in the development of our growth assumptions and discount rates, discussed further below. Further, actual cash flows in any one period may vary from the projected cash flows without resulting in an impairment charge because a variance in any one period must be considered in conjunction with other assumptions that impact projected cash flows.

Year-to-date results generally compare slightly favorably to the growth assumptions related to the domestic mutual fund contracts asset impairment testing at December 31, 2011. In the past several years, such actual to projection comparisons are less favorable. However, the ultimate impact of the differences between actual results and our prior projections on Legg Mason's assessments of value for impairment testing is not indicative of a need to reassess our conclusion given that: our discounted projected cash flow analyses include projections well beyond three years and variances in the near years may yield an offset in subsequent years; fair value assessments are point-in-time; and the consistency of a fair value assessment with other indicators of value that reflect expectations of market participants at that point-in-time is critical evidence of the soundness of the estimate of value. In subsequent periods, we consider the differences in actual results from our projections when we assess asset carrying values including our assumptions for impairment testing.

Discount rates are based on appropriately weighted estimated costs of debt and equity capital using a market participant perspective. We estimate the cost of debt based on published debt rates. We estimate the cost of equity capital based on the Capital Asset Pricing Model, which considers the risk-free interest rate, peer-group betas, capital structure, cost of debt, and company and equity risk premiums. The equity risk factor is further adjusted to consider the relative risk associated with each Legg Mason business unit. The discount rates are also calibrated based on an assessment of relevant market values.

Consistent with standard valuation practices for taxable transactions, the projected discounted cash flow analysis also factors in a tax benefit value. This tax benefit represents the discounted tax savings a third party that purchased an asset on a given valuation date would receive from future tax deductions for the amortization of the purchase price over 15 years.

Assuming all other factors remain the same, actual results and changes in assumptions for the domestic mutual fund contracts would have to cause our cash flow projections over the long-term to deviate more than 5% from previous projections or the discount rate would have to be raised to 13.5% for the asset to be deemed impaired.  Given the current uncertainty regarding future market conditions, it is reasonably possible that fund performance, flows and AUM levels may decrease in the near term such that actual cash flows from the domestic mutual fund contracts could deviate from the projections by more than 5% and the asset could be deemed to be impaired by a material amount. The approximate fair values of these assets exceed their carrying values by $124 million.

In connection with our response to your comment letter, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******

If you have any additional questions or would like any additional clarification, please contact Brian Eakes (410-454-2965) or me (410-454-2935).

Sincerely,

/s/ Peter H. Nachtwey
Peter H. Nachtwey
Chief Financial Officer

Attachment
Average Market Capitalization, October 31, 2011 to December 30, 2011

cc:	Tracey Smith, U.S. Securities and Exchange Commission, Division of Corporate Finance

Legg Mason, Inc.					Attachment

Average market cap for the period 10/31/2011 through 12/30/2011

Date	Closing Price	Outstanding Shares	Dilutive Options	Total Share	Market Cap
10/31/2011	$27.50	139,759,672	30,345	139,790,017	3,844,225,468
11/1/2011	$25.55	139,772,175	29,256	139,801,431	3,571,926,562
11/2/2011	$26.39	139,772,775	29,256	139,802,031	3,689,375,598
11/3/2011	$27.04	139,772,775	29,256	139,802,031	3,780,246,918
11/4/2011	$26.93	139,772,775	29,256	139,802,031	3,764,868,695
11/7/2011	$27.07	139,772,775	29,256	139,802,031	3,784,440,979
11/8/2011	$27.80	139,772,775	29,256	139,802,031	3,886,496,462
11/9/2011	$25.92	139,772,775	29,256	139,802,031	3,623,668,644
11/10/2011	$26.04	139,772,775	29,256	139,802,031	3,640,444,887
11/11/2011	$26.36	139,772,775	29,256	139,802,031	3,685,181,537
11/14/2011	$25.80	139,772,775	29,256	139,802,031	3,606,892,400
11/15/2011	$26.10	139,772,775	29,256	139,802,031	3,648,833,009
11/16/2011	$25.55	139,772,775	29,256	139,802,031	3,571,941,892
11/17/2011	$24.83	139,772,775	29,256	139,802,031	3,471,284,430
11/18/2011	$25.03	139,772,775	29,256	139,802,031	3,499,244,836
11/21/2011	$24.09	139,769,585	29,256	139,798,841	3,367,754,080
11/22/2011	$23.55	139,769,585	29,256	139,798,841	3,292,262,706
11/23/2011	$23.16	139,769,585	29,256	139,798,841	3,237,741,158
11/25/2011	$23.31	139,771,805	29,256	139,801,061	3,258,762,732
11/28/2011	$24.64	139,771,805	29,256	139,801,061	3,444,698,143
11/29/2011	$24.54	139,768,905	29,256	139,798,161	3,430,646,871
11/30/2011	$26.53	139,773,010	29,256	139,802,266	3,708,954,117
12/1/2011	$26.17	139,773,010	28,879	139,801,889	3,658,615,435
12/2/2011	$26.27	139,773,010	28,879	139,801,889	3,672,595,624
12/5/2011	$26.61	139,773,010	28,879	139,801,889	3,720,128,266
12/6/2011	$26.49	139,773,010	28,879	139,801,889	3,703,352,040
12/7/2011	$26.60	139,773,010	28,879	139,801,889	3,718,730,247
12/8/2011	$25.58	139,773,010	28,879	139,801,889	3,576,132,321
12/9/2011	$26.12	139,773,010	28,879	139,801,889	3,651,625,341
12/12/2011	$25.23	139,773,010	28,879	139,801,889	3,527,201,659
12/13/2011	$24.31	139,773,010	28,879	139,801,889	3,398,583,922
12/14/2011	$23.74	139,773,010	28,879	139,801,889	3,318,896,845
12/15/2011	$23.69	139,773,010	28,879	139,801,889	3,311,906,750
12/16/2011	$23.51	139,773,010	28,879	139,801,889	3,286,742,410
12/19/2011	$22.95	139,773,010	28,879	139,801,889	3,208,453,353
12/20/2011	$23.94	139,773,010	28,879	139,801,889	3,346,857,223
12/21/2011	$24.05	139,773,010	28,879	139,801,889	3,362,235,430
12/22/2011	$24.36	139,773,010	28,879	139,801,889	3,405,574,016
12/23/2011	$24.45	139,773,010	28,879	139,801,889	3,418,156,186
12/27/2011	$24.04	139,773,010	28,879	139,801,889	3,360,837,412
12/28/2011	$23.58	139,774,917	28,879	139,803,796	3,296,573,510
12/29/2011	$24.16	139,774,917	28,879	139,803,796	3,377,659,711
12/30/2011	$24.05	139,771,172	28,879	139,800,051	3,362,191,227

Average	$25.20	139,772,265	29,097	139,801,362	3,523,091,652